

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 4, 2008

By U.S. Mail and facsimile

J. Randall Martin
Chief Executive Officer
Colombia Goldfields, Ltd.
#208-8 King Street East
Toronto, Ontario, Canada
M5C 1B5

      Re: **Colombia Goldfields, Ltd.**
              Amendment No. 1 to Registration Statement on Form S-1
              File No. 333-151926
              Filed July 28, 2008

Dear Mr. Martin:

        We have reviewed your amended filing and your response letter dated July 25, 2008, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 3. Prior to requesting effectiveness of this registration statement, please tell us whether the special warrants and special broker warrants have been exercised automatically.

Directors, Executive Officers, Promoters and Control Persons, page 49

2. Please revise this section to eliminate any gaps or ambiguities with regard to time for your officers' and directors' experience for the last five years by making specific references to the months and years in which they held their positions.

Summary Compensation Table, page 53

3. Disclose all assumptions made in the valuation of awards in the option awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See the Instruction to Item 402(n)(2)(v) and (vi).

Director Compensation, page 56

4. For each director, disclose by footnote to the appropriate column, the aggregate number of option awards outstanding at fiscal year end. See the Instruction to Item 402(r)(2)(iii) and (iv)

Certain Relationships and Related Transactions, page 60

5. Please state whether these transactions were on terms no less favorable than could have been obtained from unaffiliated third parties. In addition, include such information at pages 34 and 42 where you also discuss related party transactions.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Sean Donahue
        Christopher Cummings (416 360 2958)